FOR IMMEDIATE RELEASE	October 10, 2024

Micromem ARTRA Unit Update

Toronto, Ontario and New York, New York, October 10, 2024 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") announces that, as a follow up to its news release dated September 25, 2023, the Company has been advised by its contracted engineering affiliate that the ARTRA unit for field testing will be ready for shipment during the week of October 14th. This is the first ARTRA field unit prepared for a client other than Chevron.

As announced in our press release dated September 26th, 2024, the Company has secured access to an engineering patent for an automated sampler system previously filed by Chevron. The Company will now begin work on a 'Configuration 2' device - a well mounted device capable of automated well sample collection in real time for natural gas wells. The Configuration 2 device, once completed, will provide new marketing opportunities for the Company.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued 567,419,413

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023

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